SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
01/02/2013


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
190,684

8. SHARED VOTING POWER
37,261

9. SOLE DISPOSITIVE POWER
227,945
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
227,945

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.32%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #8 to the schedule 13d filed May 27, 2011. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed on April 30,2012 6,201,812 shares of common stock were outstanding as of April 9,2012. After completion of the tender offer for 924,000 shares which expired on June 13, 2012, 5,277,812 shares are presumably outstanding. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 227,945 shares of IRL or 4.32% of the outstanding shares. Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.


c) During the last 60 days the following shares of IRL were sold:

Date:		        Shares:		Price:
11/09/12		(14,698)	8.7153
11/12/12		(4,157)		8.6545
11/14/12		(571)		8.6000
12/04/12		(4,895)		8.7743
12/07/12		(4,090)		8.8975
12/10/12		(14,200)	8.8332
12/11/12		(7,000)		8.8507
12/13/12		(2,300)		8.8461
12/17/12		(696)		8.8600
01/02/13		(13,038)	9.2230
01/03/13		(28,300)	9.2372
01/04/13		(6,593)		9.2663
01/07/13		(9,000)		9.2733





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/08/2013

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos